UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number	001-16189

AMENDED AND RESTATED NISOURCE INC. EMPLOYEE STOCK PURCHASE PLAN

(Exact Name of Registrant as Specified in Its Charter)

801 East 86th Ave. Merrillville, Indiana 46410 (877) 647-5688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests Under the Amended and Restated NiSource Inc. Employee Stock Purchase Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*

The Amended and Restated NiSource Inc. Employee Stock Purchase Plan (the “Plan”) has no securities interests in the form of plan interests and NiSource Inc. inadvertently filed Form 11-Ks with respect to the plan interests.

Pursuant to the requirements of the Securities Exchange Act of 1934, NiSource Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NiSource Inc.

Date: March 26, 2020	By:	/s/ Anne-Marie W. D’Angelo
Anne-Marie W. D’Angelo
Senior Vice President, General Counsel and Corporate Secretary